Exhibit 99.1

MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	8 February 2013

FY13 HALF YEAR FINANCIAL RESULTS INVITATION

Sims Metal Management Limited (the “Company”) advises that it intends to release its Fiscal 2013 half year results on the revised date of 22 February 2013. At that time, the Company, consistent with past practice, will review its Fiscal 2013 half year results, provide a market and trading update, and address questions as time permits. Additionally, the Company currently intends to provide further detail on the work of the Special Committee investigating the inventory write-down in the UK, as soon as practical, and likely prior to release of the half year results on 22 February 2013.

Conference call details for the Fiscal 2013 half year results can be found below:

Sims Metal Management Limited

FY13 First Half Results Briefing

Conference Call

Sims Metal Management Limited will release its FY13 first half results to:

•	Australian Securities Exchange on the morning of Friday 22 February 2013; and

•	New York Stock Exchange on the evening of Thursday 21 February 2013.

Sims Metal Management Limited will present the results via Conference Call only. You will have the ability to listen to the briefing, as well as ask questions, via the Conference Call.

FY13 First Half Results Briefing

FROM AUSTRALIA

Date:         22 February 2013

Time:         9:00 am (Eastern Daylight Time)

FROM UNITED STATES

Date:         21 February 2013

Time:         4:00 pm (Central Standard Time) / 5:00 pm (Eastern Standard Time)

Live Q&A’s – via Conference Call

Questions will be taken at the conclusion by way of Conference Call—Dial in numbers for the Conference Call are as follows:

•	Australia – 1800 801 825

•	United States – 1855 298 3404

•	International – +61 2 8524 5042

•	Conference ID – 1837063

If you wish to participate via the Conference Call, you are encouraged to dial in approximately 5-10 minutes prior to the commencement of the briefing.

Live and Archived Audio Webcast

Live and archived Audio Webcast will be available through our website. Please click on the link at http://www.simsmm.com.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 12 October 2012.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor inquires contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

Media inquiries contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430

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